Exhibit 21

LIST OF SUBSIDIARIES

1.	Zeros & Ones Technologies, Inc., a California Corporation

2.	RocketStream Corporation, a Georgia Corporation (acquired subsequent to the period ending December 31, 2004)

3.	Rocketstream Holding Corporation, a [Nevada] corporation (acquired subsequent to the period ending December 31, 2004)